BROADCASTER, INC.
9201 Oakdale Avenue, Suite 200
Chatsworth, CA  91311

December 14, 2006

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C.  20549

Attention:  Mr. Mark P. Shuman

Branch Chief

Re:

Broadcaster, Inc./SB-2 Correspondence

Registration Statement on Form SB-2/Amendment No. 2

File No. 333-138647

Dear Mr. Shuman:

In accordance with Rules 460 and 461 promulgated pursuant to the Securities Act of 1933, Broadcaster, Inc. (the "Company") is hereby requesting that the Company's Registration Statement on Form SB-2 referenced above be made effective on December 15, 2006, at 5:00 p.m., or as soon thereafter as may be practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Martin R. Wade, III

Martin R. Wade, III

Chief Executive Officer

cc:

Michael D. Harris, Esq.